UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2012

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2012

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	$	$	$	$
VOYAGE REVENUES (note 9a)	96,354	92,247	195,570	185,466

OPERATING EXPENSES
Voyage expenses	242	685	585	1,055
Vessel operating expenses (note 9a)	20,104	23,388	40,635	44,195
Depreciation and amortization	24,673	22,171	49,306	44,520
General and administrative (note 9a)	6,506	6,535	13,622	12,861

Total operating expenses	51,525	52,779	104,148	102,631

Income from vessel operations	44,829	39,468	91,422	82,835

OTHER ITEMS
Interest expense (note 7)	(13,734)	(12,136)	(26,532)	(23,890)
Interest income	949	1,698	1,881	3,276
Realized and unrealized loss on derivative instruments (note 10)	(18,145)	(27,329)	(34,048)	(16,560)
Foreign currency exchange gain (loss) (notes 7 and 10)	13,927	(8,859)	4,259	(29,892)
Equity income	11,086	3,447	28,134	11,504
Other income (expense)	480	141	694	(270)

	(5,437)	(43,038)	(25,612)	(55,832)

Net income (loss) before income tax (expense) recovery	39,392	(3,570)	65,810	27,003
Income tax (expense) recovery (note 8)	(132)	(119)	129	(955)

Net income (loss)	39,260	(3,689)	65,939	26,048

Non-controlling interest in net income (loss)	1,572	(561)	3,520	4,196
General Partner’s interest in net income (loss)	5,293	2,303	10,325	5,167
Limited partners’ interest in net income (loss)	32,395	(5,431)	52,094	16,685
Limited partners’ interest in net income (loss) per unit
• Common and total unit (basic and diluted)	0.50	(0.09)	0.80	0.29
Weighted-average number of common and total units outstanding (basic and diluted)	64,857,900	59,152,816	64,857,900	57,140,637

Cash distributions declared per unit	0.6750	0.6300	1.3050	1.2600

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	June 30,	December 31,
	2012	2011
	$	$
ASSETS
Current
Cash and cash equivalents	114,916	93,627
Accounts receivable, including non-trade of $10,091 (2011—$10,011) (note 10)	10,216	13,921
Prepaid expenses	5,567	4,916
Current portion of derivative assets (note 10)	16,401	15,608
Current portion of net investments in direct financing leases (note 5)	6,377	6,074
Advances to affiliates (note 9b)	24,362	11,922

Total current assets	177,839	146,068

Restricted cash – long-term (note 5)	526,705	495,634

Vessels and equipment
At cost, less accumulated depreciation of $321,417 (2011—$291,689)	1,311,719	1,339,571
Vessels under capital leases, at cost, less accumulated depreciation of $178,934 (2011—$163,926)	668,651	681,554

Total vessels and equipment	1,980,370	2,021,125

Investment in and advances to equity accounted joint ventures (notes 9d, 9e and 13)	374,320	191,448
Net investments in direct financing leases (note 5)	400,172	403,467
Advances to joint venture partner (note 6)	13,931	10,200
Other assets	25,456	24,560
Derivative assets (note 10)	146,071	139,651
Intangible assets – net	109,851	114,416
Goodwill—liquefied gas segment	35,631	35,631

Total assets	3,790,346	3,582,200

LIABILITIES AND EQUITY
Current
Accounts payable (includes nil and $556 for 2012 and 2011, respectively, owing to related parties) (note 9b)	1,853	3,302
Accrued liabilities (includes nil and $3,550 for 2012 and 2011, respectively, owing to related parties) (notes 9b and 10)	36,172	46,740
Unearned revenue	15,106	9,988
Current portion of long-term debt (note 7)	85,138	84,722
Current obligations under capital lease (note 5)	170,610	47,203
Current portion of derivative liabilities (note 10)	46,659	43,973
Advances from affiliates (note 9b)	27,288	17,400

Total current liabilities	382,826	253,328

Long-term debt (note 7)	1,448,514	1,230,509
Long-term obligations under capital lease (note 5)	471,736	599,844
Long-term unearned revenue	38,908	40,003
Other long-term liabilities (notes 5 and 13)	67,323	69,562
Derivative liabilities (note 10)	279,688	249,245

Total liabilities	2,688,995	2,442,491

Commitments and contingencies (notes 5, 7, 10, 11 and 13)

Equity
Non-controlling interest	29,712	26,242
Partners’ equity	1,071,639	1,113,467

Total equity	1,101,351	1,139,709

Total liabilities and total equity	3,790,346	3,582,200

Consolidation of variable interest entities (note 11)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Six Months Ended June 30, 2012 $	Six Months Ended June 30, 2011 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net income	65,939	26,048
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 10)	15,647	(3,776)
Depreciation and amortization	49,306	44,520
Unrealized foreign currency exchange loss	(4,670)	29,730
Equity based compensation	22	165
Equity income	(28,134)	(11,504)
Amortization of deferred debt issuance costs and other	243	1,512
Change in operating assets and liabilities	(6,733)	17,023
Accrued interest	124	186
Expenditures for dry docking	(2,972)	(7,185)

Net operating cash flow	88,772	96,719

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	395,352	100,640
Debt issuance costs	(1,808)	—
Scheduled repayments of long-term debt	(42,200)	(38,129)
Prepayments of long-term debt	(119,274)	(173,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(5,040)	(4,983)
Proceeds from follow-on offering net of offering costs	—	161,682
Advances to and from affiliates	(3,600)	1,443
Increase in restricted cash	(30,511)	(3,227)
Cash distributions paid	(93,636)	(78,238)
Purchase of Skaugen Multigas Subsidiary	—	(55,313)
Repayment of joint venture partners’ advances	—	(59)
Other	(50)	(128)

Net financing cash flow	99,233	(89,312)

INVESTING ACTIVITIES

Purchase of equity investment in MALT LNG Carriers (note 13)	(150,999)	—
Purchase of equity investment in the fourth Angola LNG Carrier (note 9d)	(19,068)	—
Receipts from direct financing leases	2,992	2,867
Expenditures for vessels and equipment	(1,010)	(16,821)
Repayments from joint venture	830	—
Other	539	—

Net investing cash flow	(166,716)	(13,954)

Increase (decrease) in cash and cash equivalents	21,289	(6,547)
Cash and cash equivalents, beginning of the period	93,627	81,055

Cash and cash equivalents, end of the period	114,916	74,508

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	Partners’ Equity			Non-
	Common		General Partner	controlling Interest	Total
	Units	$	$	$	$
Balance as at December 31, 2011	64,858	1,070,066	43,401	26,242	1,139,709
Net income and comprehensive income	—	52,094	10,325	3,520	65,939
Cash distributions	—	(84,641)	(8,995)	(50)	(93,686)
Re-investment tax credit (note 8)	—	5,200	105	—	5,305
Equity based compensation	—	21	1	—	22
Acquisition of investment in the fourth Angola LNG Carrier (note 9d)	—	(15,143)	(795)	—	(15,938)

Balance as at June 30, 2012	64,858	1,027,597	44,042	29,712	1,101,351

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 11) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2011, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Adoption of New Accounting Pronouncements

In January 2012, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements other than the disclosures as presented in Note 3 – Financial Instruments.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

		June 30, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $

Recurring:
Cash and cash equivalents and restricted cash	Level 1	641,621	641,621	589,261	589,261
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2	166,527	166,527	159,603	159,603
Interest rate swap agreements – liabilities	Level 2	(326,229)	(326,229)	(304,066)	(304,066)
Cross currency swap agreement	Level 2	(10,220)	(10,220)	—	—
Other derivative	Level 3	(300)	(300)	(600)	(600)
Other:
Advances to joint venture partner (note 6)	(1)	13,931	(1)	10,200	(1)
Long-term debt (note 7)	Level 2	(1,533,652)	(1,397,849)	(1,315,231)	(1,191,117)

(1)	The fair value of the Partnership’s advances to its joint venture partner as at June 30, 2012 and December 31, 2011 was not determinable given the repayment terms described in Note 6 – Advances to Joint Venture Partner.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the six months ended June 30, 2012 and 2011 for the Partnership’s other derivative liability, the Toledo Spirit time-charter derivative, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Six Months Ended June 30,
	2012	2011
	$	$
Fair value at beginning of period	(600)	(10,000)
Realized and unrealized gains included in earnings	262	347
Settlements	38	53

Fair value at end of period	(300)	(9,600)

The estimated fair value of the Partnership’s other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of the Partnership’s other derivative as of June 30, 2012 is based upon an average daily tanker rate of $29,564 (December 31, 2011 – $29,498) over the remaining duration of the contract and a discount rate of 8.91% (December 31, 2011 – 8.68%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

	Credit Quality		June 30, 2012	December 31, 2011
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	406,549	409,541
Other receivables
Long-term receivable included in other assets	Payment activity	Performing	973	786
Advances to joint venture included in investment in and advances to joint ventures	Payment activity	Performing	—	830
Advances to joint venture partner (note 6)	Other internal metrics	Performing	13,931	10,200

			421,453	421,357

4.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended June 30,
	2012			2011
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	67,602	28,752	96,354	65,885	26,362	92,247
Voyage expenses	30	212	242	61	624	685
Vessel operating expenses	10,717	9,387	20,104	13,145	10,243	23,388
Depreciation and amortization	17,309	7,364	24,673	15,081	7,090	22,171
General and administrative (1)	4,099	2,407	6,506	3,941	2,594	6,535

Income from vessel operations	35,447	9,382	44,829	33,657	5,811	39,468

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Six Months Ended June 30,
	2012			2011
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	138,336	57,234	195,570	131,678	53,788	185,466
Voyage expenses	66	519	585	70	985	1,055
Vessel operating expenses	21,529	19,106	40,635	24,222	19,973	44,195
Depreciation and amortization	34,547	14,759	49,306	30,205	14,315	44,520
General and administrative (1)	8,626	4,996	13,622	7,265	5,596	12,861

Income from vessel operations	73,568	17,854	91,422	69,916	12,919	82,835

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30,	December 31,
	2012	2011
	$	$
Total assets of the liquefied gas segment	3,103,704	2,911,659
Total assets of the conventional tanker segment	531,581	546,155
Unallocated:
Cash and cash equivalents	114,916	93,627
Accounts receivable and prepaid expenses	15,783	18,837
Advances to affiliates	24,362	11,922

Consolidated total assets	3,790,346	3,582,200

5.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at June 30, 2012, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2012	2013	2014	2015	2016
Vessel Charters(1)	$	$	$	$	$
Charters-in – capital leases(2)(3)(4)(5)	59,409	100,443	55,728	27,593	27,551

Charters-out – operating leases(6)	175,639	348,415	348,415	345,272	321,195
Charters-out – direct financing leases(3)	19,265	38,530	38,530	38,530	38,530

	194,904	386,945	386,945	383,802	359,725

(1)	The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 6 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011.
(2)	As at June 30, 2012 and December 31, 2011, the Partnership had $475.8 million and $476.1 million, respectively, of cash which, including any interest earned on such amounts, are restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to certain term loans and to amounts received from the charterer to be used only for dry-docking expenditures and emergency repairs, which cash totaled $50.9 million and $19.5 million as at June 30, 2012 and December 31, 2011, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(3)	As described in Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through the Teekay Tangguh Joint Venture, in which the Partnership owns 70% and 69% ownership interests, respectively). Under these arrangements, the Partnership is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Partnership’s carrying amount of the tax indemnification guarantees as at June 30, 2012 was $25.4 million (December 31, 2011 – $26.0 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(4)	Excludes estimated charter hire payments of $908.0 million for the period from 2017 to 2037.
(5)	As at June 30, 2012, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels after the end of their respective lease terms in 2012 to 2017 for a fixed price and the lessor has the option to sell these vessels to the Partnership any time after 2012 during the remaining lease terms. The table above is based on the remaining terms of the leases assuming the lessor does not exercise its option to sell the vessels to the Partnership. However, the present value of these leases are classified as current liabilities in the Partnership’s consolidated balance sheets.
(6)	Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after June 30, 2012, revenue from unexercised option periods of contracts that existed on June 30, 2012, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

6.	Advances to Joint Venture Partner

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture and, as of June 30, 2012 and December 31, 2011 the Teekay Tangguh Joint Venture has advances of $13.9 million and $10.2 million, respectively, to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker. The advances are comprised of a $3.6 million promissory note due on demand and bearing interest at a fixed-rate of 8.0%. The remaining amount of the advance is non-interest bearing.

In March 2012, PT Berlian Laju Tanker filed for bankruptcy protection in order to restructure its debts. The Partnership believes the advances to the joint venture partner and its parent are still collectible given that the expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture can be used to repay the advances.

7.	Long-Term Debt

	June 30,	December 31,
	2012	2011
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	190,000	49,274
U.S. Dollar-denominated Term Loan due through 2018	116,594	120,796
U.S. Dollar-denominated Term Loan due through 2019	334,310	346,768
U.S. Dollar-denominated Term Loan due through 2021	315,802	321,337
U.S. Dollar-denominated Term Loan due through 2021	111,877	114,868
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Norwegian Kroner-denominated Bond due in 2017	117,475	—
Euro-denominated Term Loans due through 2023	334,312	348,906

Total	1,533,652	1,315,231
Less current portion	85,138	84,722

Total	1,448,514	1,230,509

As at June 30, 2012, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for aggregate borrowings of up to $478.0 million, of which $288.0 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $16.5 million (remainder of 2012), $33.7 million (2013), $34.5 million (2014), $84.1 million (2015), $27.3 million (2016) and $281.9 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general corporate purposes and cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

At June 30, 2012, the Partnership had a U.S Dollar-denominated term loan outstanding in the amount of $116.6 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly payments and a bullet repayment of approximately $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2012, totaled $334.3 million, of which $166.1 million bears interest at a fixed-rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus 0.68% and will require bullet repayments of approximately $56.0 million per each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2012, totaled $315.8 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment per each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At June 30, 2012, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $111.9 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per each of two vessels due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at June 30, 2012, totaled $13.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.

On May 3, 2012, the Partnership issued Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at June 30, 2012, the carrying amount of the bonds was $117.5 million. The Partnership is applying to list the bonds on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 10), and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

The Partnership has two Euro-denominated term loans outstanding, which as at June 30, 2012 totaled 264.1 million Euros ($334.3 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 2.25% as of June 30, 2012. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at June 30, 2012 and December 31, 2011 was 2.38% and 2.30%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At June 30, 2012, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.75%.

All Euro-denominated term loans and Norwegian Kroner-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s Norwegian Kroner-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange gains (losses) of $13.9 million and ($8.9) million, and $4.3 million and ($29.9) million, of which these amounts were primarily unrealized, for the three months ended June 30, 2012 and 2011 and the six months ended June 30, 2012 and 2011, respectively.

The aggregate annual long-term debt principal repayments required subsequent to June 30, 2012 are $42.4 million (remainder of 2012), $85.9 million (2013), $87.5 million (2014), $144.2 million (2015), $91.0 million (2016) and $1,082.7 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at June 30, 2012, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Current	(330)	(210)	(619)	(619)
Deferred	198	91	748	(336)

Income tax (expense) recovery	(132)	(119)	129	(955)

As of December 31, 2011, the Partnership had unrecognized tax benefits of 4.2 million Euros (approximately $5.5 million) relating to a re-investment tax credit in connection to a 2005 annual tax filing. The Partnership received this tax credit refund in 2008; however, the relevant tax authorities had challenged the eligibility of the re-investment tax credit and, as a result, the Partnership believed the more-likely-than-not threshold was not met and recognized a liability of 3.4 million Euros (approximately $4.7 million) in 2009. During 2012, the Central Administrative Court accepted the Partnership’s claim on its re-investment tax credit and as a result, the Partnership has recognized this tax benefit in equity as the original vessel sale transaction was a related party transaction reflected in equity.

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit (or the Kenai LNG Carriers), are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, business development, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30, 2012 $	June 30, 2011 $	June 30, 2012 $	June 30, 2011 $
Revenues(1)	9,592	8,441	19,183	17,786
Vessel operating expenses(2)	8,029	8,506	17,011	16,079
General and administrative(3) (4) (5)	4,737	4,492	9,793	8,754

(1)	Commencing in 2008, the Kenai LNG Carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years, (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(2)	Teekay Corporation’s crew salaries and training.
(3)	Teekay Corporation’s administrative, advisory, business development, technical and strategic management fees.
(4)	Includes $0.2 million and $0.4 million, and $0.7 million and $0.6 million of costs incurred by the General Partner during the three months ended June 30, 2012 and 2011 and the six months ended June 30, 2012 and 2011, respectively.
(5)	Amounts are net of nil and $0.3 million, and $0.2 million and $0.5 million for the three months ended June 30, 2012 and 2011, and the six months ended June 30, 2012 and 2011, respectively, which consist of the amortization of $3.0 million paid to the Partnership by Teekay Corporation in March 2009 for the right to provide ship management services to certain of the Partnership’s vessels.

b) At December 31, 2011, crewing and manning costs of $4.1 million were payable to affiliates and were included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets. In addition, as at June 30, 2012 and December 31, 2011, non-interest bearing advances to affiliates totaled $24.4 million and $11.9 million, respectively, and non-interest bearing advances from affiliates totaled $27.3 million and $17.4 million, respectively. These advances are unsecured and have no fixed repayment terms.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 13 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are recognized at the end of each year (see Note 10).

d) In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of $906.2 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. The vessels are chartered at fixed rates, with inflation adjustments, which began upon delivery of the vessels. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Three of the four Angola LNG Carriers delivered during August to October 2011 and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in these three vessels and related charter contracts for a total equity purchase price of $57.3 million (net of assumed debt of $193.8 million). In January 2012, the remaining Angola LNG Carrier delivered and commenced its 20-year, fixed-rate charter. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets of $15.9 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method.

e) In February 2012, the Partnership incurred a $7.0 million charge relating to a one-time fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 52% interest in six LNG carriers (see Note 13). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012 the Partnership entered into a cross currency swap and pursuant to this swap the Partnership receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swap exchanges a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swap is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s Norwegian Kroner-denominated bond due in 2017 and to economically hedge the interest rate exposure. The Partnership has not designated, for accounting purposes, this cross currency swap as a cash flow hedge of its Norwegian Kroner-denominated bond due in 2017. As at June 30, 2012, the Partnership was committed to the following cross currency swap:

Fair Value /
					Carrying	Weighted-
Principal	Principal	Floating Rate Receivable			Amount of	Average
Amount	Amount	Reference		Fixed Rate	Liability	Remaining
NOK	$	Rate	Margin	Payable	$	Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(10,220)	4.8

Interest Rate Risk

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at June 30, 2012, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	417,666	(130,811)	24.6	4.9
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	206,696	(60,618)	6.7	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(19,111)	6.2	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(21,414)	4.5	5.3
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	212,500	(59,119)	16.5	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,666	166,527	24.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	334,312	(35,156)	12.0	3.1

			(159,702)

(1)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at June 30, 2012, ranged from 0.30% to 2.75% (see Note 7).
(2)	Principal amount reduces quarterly.
(3)	Principal amount reduces semi-annually.
(4)	Principal amount reduces monthly to 70.1 million Euros ($88.8 million) by the maturity dates of the swap agreements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative at June 30, 2012 was a liability of $0.3 million (December 31, 2011 – liability of $0.6 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at June 30, 2012
Interest rate swap agreements	4,276	16,180	146,071	(10,672)	(46,659)	(268,898)
Cross currency swap agreement	49	221	—	—	—	(10,490)
Toledo Spirit time-charter derivative	—	—	—	—	—	(300)

	4,325	16,401	146,071	(10,672)	(46,659)	(279,688)

As at December 31, 2011
Interest rate swap agreements	4,344	15,608	139,651	(11,448)	(43,973)	(248,645)
Toledo Spirit time-charter derivative	—	—	—	—	—	(600)

	4,344	15,608	139,651	(11,448)	(43,973)	(249,245)

Realized and unrealized (losses) gains relating to interest rate swap agreements and Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income (loss) is as follows:

	Three Months Ended June 30,
	2012			2011
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(9,284)	(8,855)	(18,139)	(10,046)	(16,430)	(26,476)
Toledo Spirit time-charter derivative	(6)	—	(6)	(53)	(800)	(853)

	(9,290)	(8,855)	(18,145)	(10,099)	(17,230)	(27,329)

	Six Months Ended June 30,
	2012			2011
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(18,363)	(15,947)	(34,310)	(20,283)	3,376	(16,907)
Toledo Spirit time-charter derivative	(38)	300	262	(53)	400	347

	(18,401)	(15,647)	(34,048)	(20,336)	3,776	(16,560)

Realized and unrealized gains (losses) of the cross currency swap are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income (loss). For the three and six months ended June 30, 2012, unrealized losses of ($10.3) million and realized gains of $48,000 were recognized in earnings.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

11.	Commitments and Contingencies

a) The Partnership consolidates certain variable interest entities (or VIEs) within its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase of two multigas carriers from I.M. Skaugen ASA (or Skaugen). The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. Each vessel commenced service under 15-year, fixed-rate charters to Skaugen upon delivery. Subsequent to July 2008 and prior to the delivery of the vessels in June and October 2011, the Partnership consolidated the Skaugen Multigas Subsidiaries as they were VIEs and the Partnership was the primary beneficiary during this period. The Partnership acquired 100% of the shares of the two Skaugen Multigas Subsidiaries on June 15, 2011 and October 17, 2011, respectively, for a purchase price of $55.3 million and $59.2 million, respectively.

b) As described in Note 5, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, the HMRC is appealing that decision. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $46 million.

12.	Total Capital and Net Income (Loss) Per Unit

At June 30, 2012, 61.1% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.

The General Partner’s and common unitholders’ interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

During the three and six months ended June 30, 2012 and 2011, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income (loss) resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income (loss) for the purposes of the net income (loss) per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income (loss), please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

13.	Equity Method Investments

On February 28, 2012, a joint venture between the Partnership and Marubeni Corporation (or Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from the Partnership and Marubeni Corporation. The Partnership has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at June 30, 2012, was $1.1 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The recognition of the guarantee liability in 2012 was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows. The Partnership has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently its share of the equity contribution was $138.2 million. The Partnership also contributed an additional $5.8 million for its share of legal and financing costs and recorded the $7.0 million acquisition fee paid to Teekay Corporation as part of the investment (see Note 9e). The Partnership financed this equity contribution by borrowing under its existing credit facilities.

This jointly-controlled entity is accounted for using the equity method. The excess of the Partnership’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the preliminary purchase price allocation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2012

PART I – FINANCIAL INFORMATION

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. Our current fleet of 27 LNG carriers (including one regasification unit), five LPG/Multigas carriers and 11 conventional tankers operates under long-term, fixed-rate charters primarily with major energy and utility companies and Teekay Corporation. Our interests in these vessels range from 33% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2012

Maersk LNG Carriers

In 2011 we and the Marubeni Corporation (or Marubeni) entered into an agreement to acquire, through a joint venture, ownership interests in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.3 billion (or the Maersk LNG Acquisition). We and Marubeni have 52% and 48% economic interests, respectively, but share control in the joint venture, MALT LNG Holdings ApS (or the Teekay LNG-Marubeni Joint Venture), that we formed to acquire the LNG carriers. In February 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six LNG carriers (or the MALT LNG Carriers). Four of the six MALT LNG Carriers are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other two vessels are currently operating under medium-term, fixed-rate time-charters with an average remaining firm contract period of approximately four years. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and us, we account for our investment in the Teekay LNG-Marubeni Joint Venture using the equity method.

The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of the purchase price for the MALT LNG Carriers from secured loan facilities, and $266 million from equity contributions from us and Marubeni Corporation. We agreed to guarantee our 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security. Our 52% share of the equity contribution was approximately $138 million. We financed this equity contribution by drawing on our existing credit facilities. Teekay Corporation has substantially taken over the technical management of the acquired vessels.

Angola LNG Project

In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) to the Angola LNG Project. The Angola LNG Project involves the collection and transportation of gas from offshore production facilities to an onshore LNG processing plant at Soyo, located in northwest Angola. The project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In 2011, Teekay Corporation offered to us, and we agreed to purchase, its 33% ownership interest in these vessels and related charter contracts at a total equity purchase price of approximately $76 million (net of assumed debt of approximately $259 million). We acquired the ownership interests and paid a proportionate share of the purchase price as each vessel delivered. Three of the Angola LNG Carriers delivered in 2011 and the remaining Angola LNG Carrier delivered on January 12, 2012.

The Angola LNG Carriers are chartered at fixed rates, subject to inflation adjustments, to the Angola LNG Project for a period of 20 years from the date of delivery from the shipyard, with two extension periods for five years each. The charterer has the option to terminate the charter upon 120 days notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the applicable vessel. The charterer may also terminate the charter under other circumstances typical in our long-term charters, such as excessive off-hire during which we do not provide a replacement vessel, or certain force majeure events.

Norwegian Bond Issuance

In May 2012, we issued in the Norwegian bond market Norwegian Kroner (or NOK) 700 million in senior unsecured bonds that mature in May 2017 and bear interest at NIBOR plus a margin of 5.25%. The aggregate principal amount of the bonds is equivalent to approximately U.S. $125 million and we entered into a cross currency swap agreement to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%. We used the proceeds of the bonds to prepay outstanding debt under our revolving credit facilities and for general corporate purposes. We are applying to list the bonds on the Oslo Stock Exchange.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 11, 2012.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at June 30, 2012, our liquefied gas segment fleet (in which our interests ranged from 33% to 100%) included 27 LNG carriers and five LPG/Multigas carriers, however, the table below only includes 11 LNG carriers (excluding the six MALT LNG Carriers, the four Angola LNG Carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior Carriers, which are all accounted for under the equity method) and five LPG carriers.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2012 and 2011, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2012 and 2011 to voyage revenues, the most directly comparable GAAP financial measure. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segments:

(in thousands of U.S. Dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2012	2011	% Change
Voyage revenues	67,602	65,885	2.6
Voyage expenses	30	61	(50.8)

Net voyage revenues	67,572	65,824	2.7
Vessel operating expenses	10,717	13,145	(18.5)
Depreciation and amortization	17,309	15,081	14.8
General and administrative (1)	4,099	3,941	4.0

Income from vessel operations	35,447	33,657	5.3

Operating Data:
Revenue Days (A)	1,435	1,174	22.2
Calendar-Ship-Days (B)	1,456	1,198	21.5
Utilization (A)/(B)	98.6%	98.0%

(in thousands of U.S. Dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2012	2011	% Change
Voyage revenues	138,336	131,678	5.1
Voyage expenses	66	70	(5.7)

Net voyage revenues	138,270	131,608	5.1
Vessel operating expenses	21,529	24,222	(11.1)
Depreciation and amortization	34,547	30,205	14.4
General and administrative (1)	8,626	7,265	18.7

Income from vessel operations	73,568	69,916	5.2

Operating Data:
Revenue Days (A)	2,891	2,344	23.3
Calendar-Ship-Days (B)	2,912	2,368	23.0
Utilization (A)/(B)	99.3%	99.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

During the six months ended June 30, 2012, our liquefied gas segment’s total calendar-ship-days increased by 23% for the six months ended June 30, 2012 from the six months ended June 30, 2011, primarily as a result of the delivery of two Multigas carriers, the Norgas Unikum, on June 15, 2011 and the Norgas Vision, on October 17, 2011 and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011.

Net Voyage Revenues. Net voyage revenues increased for the three and six months ended June 30, 2011 from the same periods last year, primarily as a result of:

•	increases of $3.5 million and $7.3 million for the three and six months ended June 30, 2012, respectively, due to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision;

•

an increase of $1.0 million for the three and six months ended June 30, 2012 due to the Arctic Spirit and Polar Spirit being off-hire for 11 days and 9 days, respectively, in the second quarter of 2011 for scheduled dry dockings;

•	an increase of $0.7 million for the six months ended June 30, 2012 due to one additional calendar day during 2012; and

•

increases of $0.1 million and $0.7 million for the three and six months ended June 30, 2012, respectively, due to operating expense recovery adjustments and increase in the charter-hire rates for the Tangguh Hiri and Tangguh Sago;

partially offset by

•

decreases of $1.6 million and $2.1 million for the three and six months ended June 30, 2012, respectively, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same periods last year;

•	a decrease of $1.4 million for the three and six months ended June 30, 2012 due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for scheduled dry docking; and

•	a decrease of $0.9 million for the three and six months ended June 30, 2012 due to a one-time payment made to the charterer of the Galicia Spirit for delaying the scheduled dry docking.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2012 from the same periods last year, primarily as a result of:

•

a decrease of $1.2 million for the three and six months ended June 30, 2012 primarily due to the effect on our Euro-denominated crew manning expenses from the weakening of the Euro against the U.S. Dollar during 2012 compared to 2011 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew) and lower manning levels due to timing of scheduled crew changes;

•

decreases of $0.6 million and $0.8 million for the three and six months ended June 30, 2012, respectively, due to the cancellation of loss of hire insurance on Tangguh Hiri and Tangguh Sago in the third quarter of 2011 and lower insurance premiums on certain LNG carriers; and

•

decreases of $0.6 million and $0.8 million for the three and six months ended June 30, 2012, respectively, due to maintenance on the Tangguh Hiri during the second quarter of 2011 relating to a scheduled dry docking.

Depreciation and Amortization. Depreciation and amortization increased for the three and six months ended June 30, 2012, from the same periods last year, primarily as a result of:

•

increases of $1.1 million and $2.2 million for the three and six months ended June 30, 2012, respectively, due to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision on June 15, 2011, September 15, 2011 and October 17, 2011, respectively; and

•

increases of $1.1 million and $2.1 million for the three and six months ended June 30, 2012, respectively, as a result of amortization of dry-dock expenditures incurred in 2011 and the first and second quarters of 2012. The dry docking of the Al Daayan in the first quarter of 2012 did not result in any off-hire days based on the time-charter contract and therefore, did not result in a corresponding decrease in revenue during the dry-docking period.

Conventional Tanker Segment

Our fleet includes 10 Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, each of which we own 100%. All of our conventional tankers operate under long-term, fixed-rate charters.

The following table compares our conventional tanker segment’s operating results for the three and six months ended June 30, 2012 and 2011, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2012 and 2011 to voyage revenues, the most directly comparable GAAP financial measure. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2012	2011	% Change
Voyage revenues	28,752	26,362	9.1
Voyage expenses	212	624	(66.0)

Net voyage revenues	28,540	25,738	10.9
Vessel operating expenses	9,387	10,243	(8.4)
Depreciation and amortization	7,364	7,090	3.9
General and administrative (1)	2,407	2,594	(7.2)

Income from vessel operations	9,382	5,811	61.5

Operating Data:
Revenue Days (A)	1,001	929	7.8
Calendar-Ship-Days (B)	1,001	1,001	—
Utilization (A)/(B)	100.0%	92.8%

(in thousands of U.S. Dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2012	2011	% Change
Voyage revenues	57,234	53,788	6.4
Voyage expenses	519	985	(47.3)

Net voyage revenues	56,715	52,803	7.4
Vessel operating expenses	19,106	19,973	(4.3)
Depreciation and amortization	14,759	14,315	3.1
General and administrative (1)	4,996	5,596	(10.7)

Income from vessel operations	17,854	12,919	38.2

Operating Data:
Revenue Days (A)	2,002	1,919	4.3
Calendar-Ship-Days (B)	2,002	1,991	0.6
Utilization (A)/(B)	100.0%	96.4%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

During the six months ended June 30, 2012, none of our vessels were off-hire as compared to 72 off-hire days for the Huelva Spirit relating to a scheduled dry docking in the same period last year. As a result, our utilization increased to 100.0% from 92.8% for the three months ended June 30, 2012 compared to the same period in 2011, and to 100.0% from 96.4% for the six months ended June 30, 2012 compared to the same period in 2011.

Net Voyage Revenues. Net voyage revenues increased for the three and six months ended June 30, 2012, from the same periods last year, primarily as a result of:

•	an increase of $1.7 million for the three and six months ended June 30, 2012 due to the Huelva Spirit being off-hire for 72 days in the second quarter of 2011 for a scheduled dry dock;

•

increases of $0.4 million and $1.1 million for the three and six months ended June 30, 2012, respectively, due to lower voyage expenses in 2012 compared to 2011 primarily as a result of the scheduled dry dock of the Huelva Spirit in 2011;

•

increases of $0.3 million and $0.5 million for the three and six months ended June 30, 2012, respectively, relating to the Alexander Spirit for crew manning adjustments in the charter-hire rates; the crew manning adjustments increased due to higher crewing costs and the strengthening of the Australian Dollar against the U.S Dollar compared to the same periods last year; and

•

increases of $0.1 million and $0.5 million for the three and six months ended June 30, 2012, respectively, due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income (loss)).

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2012 from the same periods last year, primarily due to the effect on our Euro-denominated crew manning expenses from the weakening of the Euro against the U.S. Dollar during 2012 compared to 2011 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew) and lower manning levels due to timing of scheduled crew changes.

Depreciation and Amortization. Depreciation and amortization increased slightly for the three and six months ended June 30, 2012, from the same periods last year, primarily as a result of amortization of dry-dock expenditures incurred in 2011.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $13.6 million for the six months ended June 30, 2012 from $12.9 million for the same period last year and remained consistent for the three months ended June 30, 2012 compared to the same period last year, primarily as a result of:

•

increases of $0.8 million and $2.0 million for the three and six months ended June 30, 2012, respectively, as a result of an agreement executed with Teekay Corporation for business development services as of January 2012;

partially offset by:

•

a decrease of $0.9 million for the six months ended June 30, 2012 relating to the one-time management fee charged to us by Teekay Corporation in the first quarter of 2011, associated with the portion of stock-based compensation grants to Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement; and

•	a decrease of $0.5 million for the three months ended June 30, 2012 due to a reduction of fees charged by Teekay Corporation.

Interest Expense. Interest expense increased to $13.7 million and $26.5 million for the three and six months ended June 30, 2012, respectively, from $12.1 million and $23.9 million for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•	an increase of $1.5 million for the three and six months ended June 30, 2012 as a result of the NOK bond issuance on May 3, 2012;

•

increases of $0.8 million and $1.6 million for the three and six months ended June 30, 2012, respectively, due to an increase in our borrowings upon our acquisitions of three LPG/Multigas vessels during the second, third and fourth quarters of 2011;

•

increases of $0.6 million and $1.1 million for the three and six months ended June 30, 2012, respectively, due to increased LIBOR and a higher principal debt balance due to draws on an existing debt facility during the first and second quarters of 2012; and

•

increases of $0.8 million and $1.6 million for the three and six months ended June 30, 2012, respectively, as a result of refinancing one of our debt facilities with a higher margin than the previous debt facility;

partially offset by

•

decreases of $1.3 million and $2.6 million for the three and six months ended June 30, 2012, respectively, due to the maturity of the Madrid Spirit capital lease in the fourth quarter of 2011 (the Madrid Spirit was financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash); and

•	a decrease of $1.0 million for the three and six months ended June 30, 2012 due to lower EURIBOR relating to Euro-denominated debt.

Interest Income. Interest income decreased to $0.9 million and $1.9 million for the three and six months ended June 30, 2012, from $1.7 million and $3.3 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on three of our LNG carriers. These changes were primarily the result of:

•

decreases of $1.1 million and $2.2 million for the three and six months ended June 30, 2012, respectively, due to the termination of the capital lease on one of our LNG carriers, the Madrid Spirit, during the fourth quarter of 2011, which was funded from restricted cash;

partially offset by

•

increases of $0.4 million and $0.8 million for the three and six months ended June 30, 2012, respectively, due to higher interest earned on other restricted cash deposits in the first and second quarters of 2012, compared to the same periods last year.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to a loss of ($18.1) million for the three months ended June 30, 2012 from a loss of ($27.3) million in the same period last year, and increased to a loss of ($34.0) million for the six months ended June 30, 2012 from a loss of ($16.6) million for the same period last year, as set forth in the tables below.

	Three Months Ended June 30,
	2012			2011
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(9,284)	(8,855)	(18,139)	(10,046)	(16,430)	(26,476)
Toledo Spirit time-charter derivative	(6)	—	(6)	(53)	(800)	(853)

	(9,290)	(8,855)	(18,145)	(10,099)	(17,230)	(27,329)

	Six Months Ended June 30,
	2012			2011
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(18,363)	(15,947)	(34,310)	(20,283)	3,376	(16,907)
Toledo Spirit time-charter derivative	(38)	300	262	(53)	400	347

	(18,401)	(15,647)	(34,048)	(20,336)	3,776	(16,560)

As at June 30, 2012 and 2011, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $0.9 billion and $1 billion, respectively, with average fixed rates of 4.6% and 4.9%, respectively. The decreases in realized losses from 2011 to 2012 relating to our interest rate swaps were primarily due to higher short-term variable benchmark interest rates in 2012 compared to 2011.

Long-term LIBOR and EURIBOR benchmark interest rates decreased during the three and six months ended June 30, 2012. The decrease in rates during the three and six months ended June 30, 2012 resulted in ($42.0) million and ($23.0) million of unrealized losses, respectively, from our interest rates swaps associated with our U.S. Dollar-denominated long-term debt and capital lease obligations and from our interest rates swaps associated with our Euro-denominated long-term debt, which were partially offset by $33.1 million and $7.0 million of unrealized gains, respectively, from our interest rate swaps associated with our restricted cash deposits.

Long-term benchmark interest rates decreased during the three months ended June 30, 2011 resulting in ($33.2) million of unrealized losses from our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital lease obligations and from our interest rate swaps associated with our Euro-denominated debt, which were partially offset by $16.8 million of unrealized gains from our interest rate swaps associated with our restricted cash deposits.

Long-term LIBOR benchmark interest rates decreased during the six months ended June 30, 2011 whereas long-term EURIBOR benchmark interest rates increased during the six months ended June 30, 2011. The decrease in LIBOR during the six months ended June 30, 2011 resulted in ($6.5) million of unrealized losses from our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital lease obligations, which were more than offset by $5.3 million of unrealized gains from our interest rate swaps associated with our restricted cash deposits and $4.6 million of unrealized gains from our interest rate swaps associated with our Euro-denominated long-term debt.

The projected average tanker rates in the tanker market in the second quarter of 2012 remained consistent with the first quarter of 2012; therefore there was no change in the fair value of the Toledo Spirit time-charter derivative during the three months ended June 30, 2012. The projected average tanker rates in the tanker market in the second quarter of 2011 decreased compared to the first quarter of 2011, which resulted in an $0.8 million unrealized loss on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Foreign Currency Exchange Gains and Losses. Foreign currency exchange gains were $13.9 million and $4.3 million for the three and six months ended June 30, 2012, respectively, compared to losses of ($8.9) million and ($29.9) million for the same periods last year. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our Norwegian Kroner-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swap. Gains on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and six months ended June 30, 2012, foreign currency exchange gains (losses) include realized gains of a nominal amount and unrealized losses of ($10.3) million on our cross currency swap and unrealized gains of $7.6 million on the revaluation of our Norwegian Kroner-denominated debt. For the three and six months ended June 30, 2012, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $17.4 million and $7.6 million, respectively, as compared to ($9.2) million and ($29.9) million, for the same periods last year.

Equity Income. Equity income increased to $11.1 million and $28.1 million for the three and six months ended June 30, 2012, respectively, from $3.4 million and $11.5 million for the same periods last year, primarily as a result of:

•

increases of $10.4 million and $13.2 million for the three and six months ended June 30, 2012, respectively, due to the acquisition of a 52% ownership interest in the six MALT LNG Carriers on February 28, 2012;

•

increases of $2.8 million and $5.4 million for the three and six months ended June 30, 2012, respectively, due to our 33% investment in the Angola LNG Project that we acquired upon delivery of the four Angola LNG Carriers in the third and fourth quarters of 2011 and the first quarter of 2012; and

•

increases of $3.2 million and $1.8 million for the three and six months ended June 30, 2012, respectively, due to the change in unrealized gains (losses) on derivative instruments for the three and six months ended June 30, 2012, as compared to the same periods last year in our 40% investment in Teekay Nakilat (III) Corporation;

partially offset by

•

decreases of $8.0 million and $4.3 million for the three and six months ended June 30, 2012, respectively, due to the change in unrealized losses on derivatives for the three and six months ended June 30, 2012, as we acquired our 33% investment in the Angola LNG Project upon delivery of the four Angola LNG carriers in the third and fourth quarters of 2011 and the first quarter of 2012.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, with original terms typically between 10 to 25 years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, are generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 7 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from; incurring or guaranteeing indebtedness; changing ownership or structure, including through mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at June 30, 2012, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

As at June 30, 2012, our cash and cash equivalents were $114.9 million, compared to $93.6 million at December 31, 2011. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $402.9 million as at June 30, 2012, compared to $538.7 million as at December 31, 2011. The decrease in total liquidity is primarily due to borrowings to fund the acquisition of the Teekay LNG-Marubeni Joint Venture on February 28, 2012, the acquisition of our 33% interest in the fourth Angola LNG carrier, an increase in restricted cash and repayments of long-term debt; partially offset by an increase of $125.0 million resulting from our NOK 700 million Norwegian bond offering in May 2012.

As of June 30, 2012, we had a working capital deficit of $205.0 million. The working capital deficit includes a $170.6 million lease obligation for five Suezmax tankers. We are obligated to purchase one of the tankers after the end of its respective lease term which ends during 2012 and we may be obligated to purchase the other four tankers as the lessor has the option to sell these vessels to us any time after 2012. While we believe this is unlikely to occur in the next twelve months, as we do not expect the lessor to exercise its right to terminate the leases, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lender consents, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We expect to manage the remaining working capital deficit primarily with net operating cash flow generated in 2012 and, to a lesser extent, existing undrawn revolving credit facilities. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies.

Cash Flows. The following table summarizes our cash flow for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. Dollars)	2012	2011
Net cash flow from operating activities	88,772	96,719
Net cash flow from (used for) financing activities	99,233	(89,312)
Net cash flow used for investing activities	(166,716)	(13,954)

Operating Cash Flows. Net cash flow from operating activities decreased to $88.8 million for the six months ended June 30, 2012, from $96.7 million for the same period last year, primarily due to changes in working capital due to the timing of our cash receipts and payments; partially offset by an increase for the delivery of two Multigas carriers in June and October 2011 and an LPG carrier in September 2011. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repairs and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments and fluctuations in working capital balances. The number of vessel dry dockings tends to vary each period.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $395.4 million and $100.6 million for the six months ended June 30, 2012 and 2011, respectively. The proceeds from long-term debt for 2012 includes proceeds received from the issuance of our NOK 700 million senior unsecured bonds in May 2012. From time to time, we refinance our loans and revolving credit facilities. During the six months ended June 30, 2012, we primarily used the proceeds from long-term debt to fund the acquisition of our 52% interest in the six MALT LNG Carriers for $151.0 million (including working capital contribution and acquisition costs), to fund the acquisition of our 33% interest in the fourth Angola LNG Carrier for $19.1 million, to prepay and repay outstanding debt under our revolving credit facilities and for general corporate purposes.

Cash distributions paid during the six months ended June 30, 2012 increased to $93.6 million from $78.2 million for the same period last year. This increase was the result of an increase in the number of units eligible to receive the cash distribution as a result of the two public equity offerings during 2011 and a 7.1% increase in the quarterly dividend per unit commencing in the first quarter of 2012. In addition, restricted cash during the six months ended June 30, 2012 increased by $30 million for collateral on the 18-month bridge loan used to finance a portion of our 52% interest in the six MALT LNG Carriers.

Investing Cash Flows. Net cash flow used in investing activities increased to $166.7 million for the six months ended June 30, 2012, from $14.0 million for the same period last year. During the six months ended June 30, 2012, we used cash of $151.0 million to fund the acquisition of our 52% interest in the six MALT LNG Carriers and $19.1 million for our acquisition of a 33% interest in the fourth and last Angola LNG Carrier.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at June 30, 2012:

	Total	Remainder of 2012	2013 and 2014	2015 and 2016	Beyond 2016
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,081.9	35.7	144.0	201.4	700.8
Commitments under capital leases (2)	189.6	47.4	108.2	7.1	26.9
Commitments under capital leases (3)	989.1	12.0	48.0	48.0	881.1
Commitments under operating leases (4)	418.9	12.5	50.0	50.0	306.4

Total U.S. Dollar-Denominated obligations	2,679.5	107.6	350.2	306.5	1,915.2

Euro-Denominated Obligations:(5)
Long-term debt(6)	334.3	6.7	29.4	33.8	264.4

Total Euro-Denominated obligations	334.3	6.7	29.4	33.8	264.4

Norwegian Kroner-Denominated Obligations:(5)
Long-term debt(7)	117.5	—	—	—	117.5

Total Norwegian Kroner-Denominated obligations	117.5	—	—	—	117.5

Totals	3,131.3	114.3	379.6	340.3	2,297.1

(1)

Excludes expected interest payments of $10.3 million (remainder of 2012), $36.7 million (2013 and 2014), $28.8 million (2015 and 2016) and $32.9 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2012, plus margins on debt that has been drawn that ranges up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not exercise its right to sell the vessels to us until after the lease terms expire, which is during the years 2012 to 2017. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.

(3)

Existing restricted cash deposits of $475.8 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $375.8 million for these leases from 2012 to 2029.
(5)	Euro-denominated and Norwegian Kroner-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2012.
(6)

Excludes expected interest payments of $3.1 million (remainder of 2012), $11.9 million (2013 and 2014), $10.8 million (2015 and 2016) and $10.9 million (beyond 2016). Expected interest payments are based on EURIBOR at June 30, 2012, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)

Excludes expected interest payments of $4.4 million (remainder of 2012), $17.8 million (2013 and 2014), $17.8 million (2015 and 2016) and $4.4 million (beyond 2016). Expected interest payments are based on NIBOR at June 30, 2012, plus a margin of 5.25%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of June 30, 2012. The expected interest payments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 19 – Equity Method Investments of our Annual Report on Form 20-F for the year ended December 31, 2011. In addition, please read Item 1 – Financial Statements: Note 9(d) – Related Party Transactions and Note 13 – Equity Method of Investments as a result of the acquisition of our 33% interest in the fourth Angola LNG Carrier and the acquisition of our 52% interest in the six MALT LNG Carriers in the first quarter of 2012.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in Item 5—Operating and Financial Review and Prospects – Critical Accounting Estimates of our Annual Report on Form 20-F for the year ended December 31, 2011 are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 5—Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2011. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At June 30, 2012, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at June 30, 2012, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2012 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition;

•	results of operations and revenues and expenses, including performance of our liquefied gas segment and the performance and expected cash flows of our various joint ventures;

•	the collectability of advances to our joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker;

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of any counterparty’s rights to terminate a lease, or failure to exercise such rights;

•	our liquidity needs;

•	the outcome of ongoing tax proceedings;

•	the duration of dry dockings;

•

fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on derivative instruments and foreign currency exchange gain (loss);

•	the future valuation of goodwill; and

•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our and joint ventures’ potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2011. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2012, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2012	2013	2014	2015	2016	There- after	Total	Fair Value Liability	Rate (1)(5)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	23.2	46.8	47.4	103.0	48.6	633.5	902.5	(797.3)	1.3%
Variable Rate (Euro) (3) (4)	6.7	14.2	15.2	16.3	17.5	264.4	334.3	(300.4)	1.9%
Variable Rate (NOK) (4) (5)	—	—	—	—	—	117.5	117.5	(117.5)	7.6%

Fixed-Rate Debt ($U.S.)	12.5	24.9	24.9	24.9	24.9	67.3	179.4	(182.6)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations: (6)
Fixed-Rate ($U.S.) (7)	42.2	68.2	29.6	2.3	2.3	26.0	170.6	(170.6)	7.4%
Average Interest Rate (8)	6.6%	9.1%	7.8%	4.4%	4.4%	4.4%	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	9.5	19.4	19.9	20.6	21.2	518.6	609.2	(160.3)	5.5%
Average Fixed Pay Rate (2)	5.6%	5.6%	5.6%	5.6%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	6.7	14.2	15.2	16.3	17.5	264.4	334.3	(35.2)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of June 30, 2012 ranged from 0.30% to 2.75%. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and Norwegian Kroner-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2012.

(5)	Interest payments on our NOK-denominated debt and on our cross currency swap are based on NIBOR. Our NOK-denominated debt has been economically hedged with a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%, and the transfer of principal locked in at $125.0 million upon maturity in exchange for NOK 700 million.
(6)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 5 – Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2012 totaled $475.8 million, and the lease obligations, which as at June 30, 2012 totaled $471.7 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat Corporation is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2012, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat Corporation’s capital lease obligations and restricted cash deposits were $417.7 million and $469.7 million, ($130.8) million and $166.5 million, and 4.9% and 4.8%, respectively.
(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 13 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At June 30, 2012, the fair value of this derivative liability was $0.3 million and the change from December 31, 2011 to the reporting period has been reported in realized and unrealized loss on derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our Norwegian Kroner-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. We also incur Norwegian Kroner-denominated interest expense on our Norwegian Kroner-denominated bonds however, we entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest, please read Item 1 – Financial Statements: Note 10 – Derivative Instruments. As a result, fluctuations in the Euro and Norwegian Kroner relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized loss on derivative instruments.

ITEM 4 – CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter ended June 30, 2012, we implemented a new accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by the Partnership in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our first two quarters that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

2.1	Agreement, dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-174220) FILED WITH THE SEC ON MAY 13, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its General Partner

Date: August 24, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)